Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 9, 2021, with respect to the consolidated financial statements of Software Luxembourg Holding S.A. (the Successor) and Pointwell Limited (the Predecessor), included in the Proxy Statement of Churchill Capital Corp II that is made a part of the Registration Statement (Form S-4) and Prospectus of Churchill Capital Corp II for the registration of 28,500,000 shares of its Class A common stock and 3,840,000 shares of its Class C common stock.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 27, 2021